U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING
                                FOR FORM 10-K

For Period Ended                              Commission File No. 001-10210
March 31, 1997                                         CUSIP No. 301601 101

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

                          EXECUTIVE TELECARD, LTD.
                          (Full Name of Registrant)

                         One Blue Hill Plaza, #1650,
                            Pearl River, NY 10965
                   (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed
 X        on or before the fifteenth calendar day following the prescribed
--- due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company encountered unanticipated difficulties in converting the Form 10-K into EDGAR format.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

     Allen Mandel (303-512-1557)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      X   Yes            No
     ----           ----

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      X   Yes            No
     ----           ----

     The Company's results of operations for fiscal 1997, which have already been announced in a press release by the Company, include an increase of revenue from $30.3 million in fiscal 1996 to $34.0 million this year and a decrease in earnings from $2.8 million in 1996 to $.8 million in 1997.


                             Executive TeleCard, Ltd.
           ------------------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:        June 30, 1997              By: /s/ Allen Mandel
     ---------------------------            -----------------------------
                                             Allen Mandel
                                             Executive Vice President and
                                             Principal Financial Officer